

MAIL STOP 4561

July 13, 2007

Mark E. Rose, Chief Executive Officer
Grubb and Ellis Realty Advisors, Inc.
500 West Monroe Street, Suite 2800
Chicago, IL 60661

> **Re: Grubb and Ellis Realty Advisors, Inc.**
> **Proxy Statement on Schedule 14A**
> **Filed June 18, 2006**
> **File No. 001-32753**

Dear Mr. Rose,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise to disclose the amount in the trust account, the conversion amount, and the market prices as of a recent date in your amendments.

2. Please provide Item 303 of Regulation S-K disclosure for the assets being acquired or advise.

3. In the appropriate section, please revise to discuss your actual business going forward, post business combination. We note disclosure throughout the document about the services that will be performed by GBE and its affiliates; however, it is not clear what you, GERA, will be responsible for. Revise to discuss your plan of operations post business combination and clarify what

"day to day" services are being provided by GBE and its affiliates. For instance, you disclose that GEMS has a management agreement with you. Clarify what that entails.

Summary of the Material Terms of the Acquisition, page 9

4.   Please revise to disclose that GBE purchased the Properties for an aggregate amount of $127.45 and to quantify the aggregate consideration GERA is obligated to pay to date for the Properties, including all fees in connection with the purchase. Further, please explain how you arrived at the preliminary price of $42,738,708 with outstanding mortgage loans on the Properties of approximately $120 million. In this connection, please quantify all known expenses to date, including expenses associated with the evaluation, acquisition, financing and operation of the Properties.

5.   We note your disclosure that the mortgage loans were used, among other things, to finance the purchase of the Danbury Property. Please revise to disclose the balance remaining on such loans and the amount of the mortgage to which each property is subject.

6.   Further, we note that the loans were used to reduce GBE's equity in the Properties. Please revise to quantify the amount used to reduce GBE's equity in the Properties and the amount of GBE's current equity investment in each property.

7.   Please revise to include disclosure that the seller of the Danbury Property will pay or has paid GBE 1% of the purchase price. In addition, please revise to explain the business reasons for this arrangement and whether this was taken into account by the financial advisor in connection with its opinion as to the fairness of the transaction to GERA from a financial point of view.

Questions and Answers, page 11

Do I have conversion rights, page 12

8.   We note the disclosure that your holders will receive at least the conversion amount if you had to liquidate. Please advise us of the basis for the noted disclosure.

Summary of the Proxy Statement, page 16

9.   It is not clear from the disclosure here how the merger agreement among GBE, NNN Realty Advisors and B/C Realty Advisors is relevant to you. Please revise to clarify here why you have included that disclosure.

Mark E. Rose, Chief Executive Officer
Grubb and Ellis Realty Advisors, Inc.
July 13, 2007
Page 3

10.   As disclosed on page 52 of your IPO prospectus, the fair market value of the target "will be determined by [your] board of directors based upon standards generally accepted . . . ." Please revise here to quantify the value determined by your board.

11.   In discussing the interest of the insiders, please revise to disclose the per share purchase price for the pre IPO shares. Also, please revise to include disclosure concerning the target properties themselves since GBE would retain ownership of those properties if the business combination fails.

12.   We note the disclosure on page 23 that the monthly fee to be paid to GEMS will be determined by mutual agreement. Please revise the appropriate section to clarify how the fee will be mutually agreed upon. Discuss the factors that will be considered.

13.   Please revise to provide a cross reference to the location of the disclosure that elaborates on the "master agreement" and "project management services." Such disclosure should clarify the reference to projects.

14.   In the second bullet point on page 23, we note that Mark Chrisman will receive $250,000 worth of your securities if the business combination is consummated and he remains with either you or GBE. Please revise to clarify if Mr. Chrisman will be providing you with services during those years.

15.   Please revise to quantify the commission GBE is entitled to under the "exclusive agency agreement" disclosed on pages 23 and 24.

16.   Please revise to eliminate the repetition in the first full bullet point on page 23 and 24.

Selected Historical Financial Information, page 28

17.   We note that the balance sheet data on page 29 should represent cash and cash equivalents/investments held in trust. Yet based on the historical balance sheet information included elsewhere in your proxy, it appears these amounts only include investments held in trust. Please revise to correct the discrepancy.

Risk Factors, page 33

18.   Please revise to discuss the risks of approving the transaction, including;

   ·   conflicts of interests as a result of related party transactions entered into, and to be entered into, in connection with the acquisition of the Properties, and

      ·   conflict of interest as a result of the fact that GBE will suffer a loss of its initial $2.5 million investment in GERA if this transaction or an alternative business transaction is not approved by September 3, 2007.

19.   Please revise to discuss the risks regarding the conflicts of interests of the GERA directors if the transaction is approved.

Rising operating expense and decrease in rents at our properties . . . ., page 35

20.   Please revise this risk factor to make it more specific to you if possible. For instance, clarify if the properties have been experiencing rising operating expenses and decreasing rents.

Conversion Rights, page 47

21.   We note the disclosure that shareholders have to "tender [their] stock certificate . . . prior to the special meeting." Please revise to clarify how shareholders will vote such shares in the special meeting if they no longer hold such shares, in street name or otherwise.

22.   Please revise to disclose the rationale for requiring the tendering before the meeting when the conversion is predicated on the merger getting approved, which may not occur.

23.   Please revise to clearly disclose the minimum amount of time that will provided to shareholders to tender their shares for the conversion rights. It would appear that shareholders who may want to convert have less time to make their investment decisions. Please clarify such.

24.   Please revise to provide a step by step procedure, including the timing of the tendering of shares.

25.   Please revise to clearly discuss the costs associated with obtaining physical possession of the stock certificates by shareholders who hold their shares in street name. If possible please revise to disclose the percentage of your shares that are held in street name.

26.   Also in the appropriate section, please revise to discuss the timing involved with the return of their shares if the transaction is not approved.

Background of the Acquisition, page 49

27.   We note that it was at the January 16, 2007 meeting that the idea of acquiring a property through GBE was introduced. Please revise to discuss your activities from the date of your initial public offering until January of 2007.

28. Please revise to disclose when GBE first became aware of the three properties and how GBE became aware of those properties.

29. Please revise to provide a more detailed timeline here about the acquisition of the three properties by GBE and discuss the expenses and cost incurred by GBE in those transactions.

30. Please revise the description of the May 14, 2007 call to discuss the issues regarding the computation of the purchase price.

The Special Committee's Reasons for the Recommendation, page 54

31. We note the reference to the Class B and Class A properties. Please revise to explain the class references.

32. Please provide us with the source that is the basis for the occupancy rates disclosed on page 55.

33. We note the reference to projections by GBE that were used by PJSC in their fairness opinion. Please revise to clarify if the board relied on those projections and if so, please revise to discuss such projections and discuss the basis underlying them.

Recommendation of Our Board of Directors, page 58

34. Please provide us with copies of any materials prepared by the financial advisor in connection with its fairness opinion, including, among other things, any "board books," drafts of fairness opinions provided to the board of directors or special committee, and any summaries of presentations made to the board of directors or special committee. We may have further comment on your disclosure once we have had the opportunity to review those materials.

35. To the extent certain financial information, including financial projections, were exchanged among the parties and/or provided to the financial advisor, please provide the staff with copies of all non public information received by the company, their affiliates and representatives that led to the execution of the acquisition agreement. If you conclude that the non public information is not material and therefore need not be disclosed, please provide the basis for that conclusion.

Opinion of Peter J. Solomon Company L.P., page 58

36. Please disclose that PJSC has consented to use of the opinion in the proxy statement and include a revised fairness opinion that contains a consent.

Analysis of Selected Precedent Transactions, page 63

37.   We note a number of the transactions listed here occurred during 2004 and
        2005. Please revise to clarify why PJSC believed it was reasonable to
        compare values from 2004 and 2005 with present real estate values.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Balance Sheet

38.   Since the Wachovia Mortgage Loans were not in place as of March 31, 2007,
        please revise to show the financing arrangements as a separate pro forma
        adjustment.

Notes to Unaudited Pro Forma Condensed Combined Balance Sheet, page 80

39.   Please disclose a schedule showing the calculation of the purchase price. In
        this regard, please show by property, the portion of the purchase price
        attributed to the fair value of the net assets acquired, the debt assumed and the
        fees incurred (i.e. interest on property acquisition costs, direct costs,
        acquisition fee payable to GBE, etc.).

40.   Reference is being made to footnote (B). We note discrepancies between the
        amount represented as cash and cash equivalents and other assets and its
        respective amounts presented in the unaudited pro forma condensed combined
        balance sheet on page 79. Please explain.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 82

41.   Provide your basis for including interest and other income within revenues or
        revise accordingly to reflect these amounts after operating expenses.

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations, page 83

Note (B)

42.   We note the historical income statement information for the acquired
        properties has been adjusted to derive results for the period ended June 30,
        2006. Please expand your disclosure to provide a tabular presentation of the
        historical results by property as of December 31, 2006 and the adjustments
        made to obtain the pro forma results for the period ended June 30, 2006 with
        sufficient footnote references to the assumptions made.

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations, page 88

43.	Reference is being made to footnote e on page 91. We note your disclosure that the statement assumes the IPO occurred on July 1, 2007. Please explain why this statement does not assume that the IPO occurred on July 1, 2006.

Business of GBE and Property Acquisition, page 108

44.	We note that Property Acquisition was formed in October of 2006. We also note from earlier disclosure that the idea of GBE warehousing property for you was not introduced until January of 2007. Please revise to clarify the reason Property Acquisition was formed.

45.	It is not clear why the financial disclosure of GBE is relevant to the present transaction. Please revise to clarify.

46.	We note disclosure on page 109 that the properties were "under leased and under managed." Please revise to elaborate on the term "under managed."

47.	Please revise to discuss any renovations, repair, or other construction that you may need to undertake when you take possession of the properties.

Wachovia Mortgage Loans, page 110

48.	We note the disclosure on page 17 and 19 that the LLC purchase price represents amounts invested in or advanced to Property Acquisition by BGE. If the preliminary price consists of the reserves discussed on pages 110 and 111, please revise to clarify here. Clarify the location of the reserves and confirm if it is part of the assets you will acquire. Are they held by Wachovia or Property Acquisition?

49.	We note the loans are for two year terms with three extension options. Please revise to clarify if there is a cost associated with the exercise of the extension options.

50.	In the appropriate section, please revise to discuss the ability of the properties to satisfy the interest payments based on their current status. Also, please revise to discuss your ability to satisfy the principal due at maturity.

Directors and Executive Officers of GERA, page 113

51.	Please revise to discuss your management post business combination.

52.	Please revise to discuss how you will compensate management post business combination. Since this will be the first time investors are able to review the

compensation for management going forward, please refer to Item 402 of
Regulation S-K in providing compensation disclosure going forward.

Beneficial Ownership of Securities, page 118

53.   Please revise to disclose the natural persons that are deemed beneficial owners
of the entities listed in this section.

54.   Please clarify if the shares underlying the warrants are included in the
disclosure in this section where known. If not, please provide the basis for
omitting such disclosure.

Certain Relationships and Related Party Transactions, page 68

55.   Please revise to disclose terms of the LLC Acquisition Agreement and the
costs incurred to date under such Agreement, including property acquisition
fees and costs and interest on such costs, and operating loss advances and
interest on such advances.

Annex E

56.   We note the limitation on reliance in the penultimate paragraph of the opinion
provided by PJSC. Because it is inconsistent with the disclosures relating to
the opinion, the limitation should be deleted. Alternatively, disclose the basis
for PJSC's belief that shareholders cannot rely upon the opinion to support
any claims against PJSC arising under applicable state law (e.g., the inclusion
of an express disclaimer in PJSC's engagement letter with the company).
Describe any applicable state-law authority regarding the availability of such a
potential defense. In the absence of applicable state-law authority, disclose
that the availability of such a defense will be resolved by a court of competent
jurisdiction. Also disclose that resolution of the question of the availability of
such a defense will have no effect on the rights and responsibilities of the
board of directors under applicable state law. Further disclose that the
availability of such a state-law defense to PJSC would have no effect on the
rights and responsibilities of either PJSC or the board of directors under the
federal securities laws.

* * * *

You may wish to provide us with marked copies of the amendment to expedite
our review. Please furnish a cover letter with your amendment that keys your responses
to our comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding the financial statements may be directed to Yolanda Crittendon at (202) 551-3472 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3495.

Sincerely,

Elaine Wolff
Branch Chief

Cc: Clifford Brandeis
       Fax No. 212-223-6433